Filed by Cerberus Telecom Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cerberus Telecom Acquisition Corp.

Commission File No. 001-39647

KORE Investor Day Transcript

September 8, 2021

Jean Creech Avent (00:00:09):

Hello everyone, and welcome. I’m Jean Creech Avent and I am the Vice President of Investor Relations and Public Relations at KORE. We sure do appreciate you joining us this morning and this afternoon, and um we’ve got a great line-up for you. Um, you’re gonna be hearing from CTAC, the uh, the, the SPAC that uh KORE is merging with, and also with the KORE management team today. Um we’re also going to have um uh a good amount of time for questions and answers at the end of the presentation, so as you listen in please jot down your questions and um at the end we’ll, we’ll—you’ll be able to put those into the uh Q and A uh, uh, function within the Zoom platform. So again, thank you for joining us, um, and we look forward to, um, great information continuing to be shared and I’m going to hand it off to our CEO and President Romil Bahl. Romil, over to you.

Romil Bahl (00:01:13):

Thanks Jean. First question for you is are you seeing the one-screen version or the two-screen version of this presentation?

Jean Creech Avent (00:01:19):

So, seeing the one-screen version but we need to put it in presenter mode.

Romil Bahl (00:01:23):

It is in presenter mode, so that’s, that’s a problem then if you’re not seeing that.

Jean Creech Avent (00:01:29):

We’re not seeing it in presenter mode.

Romil Bahl (00:01:31):

Interesting, okay let’s try this again. This time I’ll pick the...pick that screen. Let me try this. All right. That any better?

Jean Creech Avent (00:01:43):

That’s it! That’s perfect.

Romil Bahl (00:01:44):

Okay. All right! Well let me add my warm welcome, uh, to each of you. My lawyer friends will be happy that I’m scrolling through this disclaimer very slowly. Uh, Here are all my proof points that we did that. Um, (laughs) but let me turn it over to a more serious conversation starting with just a, a couple of introductions. So joining me on today’s call is Puneet Pamnani. Uh, he and I have uh worked together an awful long time now, about a dozen years, certainly closely since uh, my first public company CEO gig, um, uh back in 2009 where I hired him to be head of strategy a few months after I joined that company, and then he was with me at the, a private equity shop that we pivoted towards the connected car space, uh, headquartered in Detroit named Lockridge that we sold to a strategic buyer in 2017. And then I got here in late 2017, and he joined about six months later.

Romil Bahl (00:02:41):

So, he’s been here a little over three years and I’ve been here and I’ve been here a little over three and a half years. Uh, it’s been a fun journey and we look forward to telling you a little bit more about that here shortly.

Romil Bahl (00:02:50):

But first, in representing the rather impressive uh CTAC uh server-sponsored SPAC organization, uh, Nick Robinson one of the co- treatment investment officers is on the line. Uh, and I can honestly tell you that (clears throat) you know, in the three plus years, in the three years that we’ve been talking about going public as a, not just a viable strategic alternative for KORE, but frankly the preferred alternative, uh, we never thought we’d do it with a SPAC, until these guys showed up, and Tim Donahue, and Shaygan Kheradpir, and Timothy Kasbe, and on and on and on. I mean, people that have sort of forgotten more about TELCO and IoT kinds of things than I’ve learned these uh last five years. And so for me, um, you know that was the big differentiator, that’s what got us interested, and the rest of the story from the CTAC perspective I will let Nick tell. So Nick over to you.

Nicholas Robinson (00:03:47):

Thanks Romil. Really appreciate it. Uh, thank you everyone for being here today. Um, look, we’re—we’re super excited, uh really, really pumped to uh really embark on this public journey with KORE. Um, I guess we started out, CTAC started out, back in October and uh and to the question as to why did Servris get into the SPAC business, you know the way we thought about it was, uh, first really trying to identify um a thematic or a sector that we thought was really prime for disruptive growth. Uh we’ll come back to that for a moment.

Nicholas Robinson (00:04:22):

Uh we were extremely focused on technology and telecommunications uh as an institution. We were, we had already assembled an incredible team um which, thank you Romil, has put it has put it up on the page here. Um and just suffice to say you know and I think you know unique and different from a lot of SPACs out there, we’ve been in the trenches working with this team that you see in front of you for for a long long time. Tim Donahue um we’ve worked with for over ten years. Shaygan Kheratbir we’ve had, we’ve been working intensely with for about three or four years. Um Hossein Malin for a couple years. Tamara, Casey over a decade. Shervin Gerami for multiple years, you know and so on so forth. So I think unlike the broader SPAC market where you see sponsors form an entity, lure board members in with promote chairs, we went about it the exact opposite.

Nicholas Robinson (00:05:13):

We said, let’s take an existing team that we’ve put together to attack a very important opportunity, and let’s throw the institution and the platform around it, and let’s find a company that’s ready to go public, already exuding some some incredible growth profile, is disruptive an important thematic, um, and then let’s continue to support them post-closing, um through board membership and again through applying our whole apparatus to this company and help them the best we can. Um, we had already assembled an incredible um list of companies that were already on our radar. We had a great relationship, pre-existing relationship with Abry, and KORE was you know a top name on the list. We dug in right away, we had a list of a hundred names. We did real work on about a half dozen of them. And KORE by far in a way was, was the most exciting to us. And when we had that first Zoom call it was just clear that KORE was the one. Um we quickly signed an LOI.

Nicholas Robinson (00:06:07):

Uh we brought the to the PIPE market an incredible opportunity. We had a two times oversubscribed pipe with some incredible um institutions like Coke and Black Rock. Um and then we started the, you know, uh, very monotonous SEC process and here we are. Um and in that time, Romil is going to talk about record Q1 record Q2, some of the exciting partnerships that we’ve announced since then. Um, not to mention some pretty impressive uh streetside reports with some you know some really upside price targets. So, we’re incredibly proud to be part of a company that’s done everything right you know thus far and that’s going to continue to do everything right. And like I said, the commitment to you and to KORE is that we’re going to continue to be here and um support the company as best we can. Romil back to you.

Romil Bahl (00:06:50):

That’s perfect. Thanks Nick, thanks very much. Um so let’s get into the opportunity itself. I’m gonna try to limit my remarks to the next call it you know 30 to 35 minutes if I can. Let Puneet get um a few words in on the finance section before we cut it over into to the Q and A. But look the most exciting thing about the business we’re in, about KORE, um in general is the market and the opportunity. Um you know shortly after I arrived at KORE sort of the first half of 2018 I was becoming more and more convinced as we studied the market and looked at the dynamics that the internet of things was really at an inflection point and that while we learned a lot of lessons because of the complexities that um arose in terms of deploying IoT over the last decade that we were ready to go apply those lessons as an industry into, into the following decade.

Romil Bahl (00:07:49):

(clears throat) And specifically as a leader in the industry we’ve taken that leading position of saying you know what, we’re going to do much more than just IoT connectivity, we’re going to do connectivity solutions and analytics because we’re going to help deploy, manage, and scale the mission-critical IoT solutions. It doesn’t matter what that solution is. It can range from fleet-management, to assest tracking, to VIP tracking to uh remote patient monitoring where there is just an explosion. In this pandemic, you know I like to say that in the 18-20 months of this pandemic there’s been 18-20 years worth of innovation and adoption of IoT technologies and connected health alone, as we call it in healthcare, connected health is our term for it. Um, and we have positioned ourselves over the last three years to broaden our capabilities and to be really that partner of choice for a customer looking uh to adopt uh IoT to take their digital transformations out to the edge. So I’ve talked about who we are a little bit and kinda the uh what we do, the connectivity solutions analytics piece. It should be obvious, but let me say it, we are a SASK high business, right. We’re this we’re actually we’re this combination sort of combination SAS- PAS high business with really stickiness right and these longevity type uh characteristics of a PAS business but with a SAS usage base pricing wise.

Romil Bahl (00:09:13):

We’re no different than a Twilio or whoever else you want to compare us with. They started with an SMS or text asset many years ago. We’re starting with an IoT connectivity uh as a service asset with 44 back end no integrations several satellite carrier integrations and uh others. Right, like LoRa and others that we could not integrate into our platform and so we have a very, very strong sort of bread and butter IoT CAS business, um connectivity as a service. And then we expanded over the last few years into a series IoT manned services and other SAS teams and analytics teams that really positioned us well. Positioned us as almost a one stop shop uh to help grow um your, your IoT solution. Again, deploy, man, and scale, confidently and securely.

Romil Bahl (00:10:06):

Um, you can see some of the financial highlights on here (clears throat) obviously a lot more to come on that. Um the recurring revenue statistics stands out as does the revenue visibility. There’s really no downside risks, no volatility, the things that you know would, would give us pause in going public. You know we pretty much have, in fact, as solid and as high visibility of business as I’ve ever been around. Uh now, as our IoT solutions line grows in revenue it’s going to get a little bit lumpier if you will. A CAS business, a bread and butter business, is very very uh sort of recurring in nature and and sort of reliable in that sense. So on that point we were a hundred percent connectivity business when we arrived this leadership team three, three and a half-ish years ago. We ended last year at you know close to three quarters one quarter. And in fact in the recent quarter if you saw our Q2 type record results it’s gone even more right. So IoT solutions is now approaching 30% of our revenue. So that’s actually very exciting. It showcases that our strategy is working and that the revenue is real. It isn’t just a quote dream that all these new services that one day all these new services will contribute to us.

Romil Bahl (00:11:28):

Okay. So let’s roll (clears throat) to some of the challenges quickly and how we solve it right. So what we learned from what the first half of the decade if not the majority of the last decade is that there are a number of issues that that or challenges to IoT deployments. The top seven of these and I’ve keynoted on these and I could spend an hour just on these alone um but they’re represented here on the left. Right, starting with just the foundational issue of security, right. Great that we’re going to have 75 billion devices by 2030 connected to the internet doing IoT kinds of things. Um it’s also 75 billion ways you can get into networks, right. And, and you want to avoid that from hackers to rogue states. A myriad of other issues around lack of solution deployment planning experience, lack of in-house resources, lots of intra-operability and compatibility issues. The numbers and names and terminology just of network technologies and device technologies and modules and radios and antennas, it’s actually an expanding set of “gobbledy-gook” in the industry. It’s hard just to get the terminology right far less to get the solution to work.

Romil Bahl (00:12:43):

So our solution to that is to create this one-stop-shop, this IoT in a box notion. So we have a framework that we call the seven by seven. Seven big steps in an IoT deployment that’s represented one through seven on the right of this page. That’s how we engage with our customer. We love it when they call us early. In fact I wish—and, and that’s—big part of our public is getting our message out there—when people start thinking about deploying an IoT solutions is the right time to call KORE, not you know when they need connectivity and maybe have picked the wrong device, maybe don’t have it certified, and all the other issues that we can help them with right.

Romil Bahl (00:13:22):

The promise at KORE is to start with one right, is to start with KORE right. The, the the point in the middle in the beehive on the left, fragmented ecosystem requiring multiple partners, there was actually a consulting company that did a study uh at one point that said that on average you need 18 partners. Uh one enterprise needs 18 partners, on average, so some need more, to launch an internet IoT solution. And as you launch that business into many, many countries, that number just expands. Because if you need two or three carriers alone just to get center of connectivity to work reliably in every country we can see how that could add up very quickly. If I’m going to ship products to 30, 40, 50 countries, I now need a hundred or more carrier partners alone. That’s an army of contract management and lawyer-type folks just managing that for you. So those complexities, we solve holistically. And I’m going to tell you how.

Romil Bahl (00:14:19):

But first, let’s nail this what do we do and how do we make money kind of part of this conversation. As I said, close to three-quarters one-quarters last year on the connectivity line and the IoT solutions line was 7426. Again that continues to move. In fact in the first half of this year our solutions business has grown at about 27.5% uh while connectivity has grown at 10.5ish%. By the way that connectivity growth is nothing to sneeze at because that’s in the face of a couple of headwinds that are coming out of the, the business pretty much over the next 15, 18 months as the sunsets get behind us and as our one-time turning customers get behind us. So in the face of that if we can do 10% growth in IoT CAS that’s actually really good news and of course exciting news that we’re doing two and a half times that growth in our IoT solutions business and this just continues to change. I personally think the 60-40 projection in the base case is just that. It’s a conservative projection. I think we beat our base case handsomely. Whether or not we get to our upside case of a billion dollars, I think we beat our base case and I think we do it with solutions becoming maybe 50% of this mix in the same five year period that we’re talking.

Romil Bahl (00:15:32):

But okay back to our services. Largely speaking, it’s usage-based price per subscriber or device that’s connected, we charge our customers. For the usage, for any overage, we obviously optimize that into our backend. Um we don’t pay overages on the backend, we charge overages, we apply oxidative science techniques. Uh 60% gross margin type business in connectivity you know. Not a business where abandoning or leaving, far from it, in fact we’ve invested heavily into it, into the technology and the IP to make IoT connectivity a long term viable business for us. Uh fantastic stickiness factors. We put a SIM card out in a device, it’ll throw out revenue for the lifetime of that device. That lifetime used to be in the 7-10 year range. It’s fast growing to the 12-15 year range, giving us even more stickiness, even more recurring revenue.

Romil Bahl (00:16:26):

And so if we can get this fly wheel of shipping SIMs, and we shipped about 5 million SIMs last year, um if we can get that fly-wheel going, get that growth going, then that throws off revenue for ten, twelve years. Why? Because it is really costly to go change a SIM out. Very expensive. You cannot build a business case to go change a SIM out in most use cases for some ten cent improvement that some carrier is giving you or somebody else is giving you because it could cost a 100 to 200 dollars depending on how expensive the crew and truck roll is to go get that SIM changed out in the field. So very, very steady, uh, great business, high, high profit, high cash flow kind of business model that we’re growing from.

Romil Bahl (00:17:11):

And then all of our new services. Right. And our security SAS tool, our location based services tool that by the way we’re generous sizing API sizing, if you will, everything from band APIs in our new technology platform, can build applications off of us, you can link to us. Very, very sticky business as we become an extension of our customer and their operation as doing more and more things for them. Okay, um, that’s interesting. Why does it not want to move to the next page? Going to do it manually here. Okay.

Romil Bahl (00:17:45):

I’m going to let you just gaze at these use cases on the right-hand side. They are deliberately picked to represent the notion that this is every day life. This is every day, everything wanting to be connected that is in our scope. It’s not some small part of the world of IoT, some highly complex use cases uh where KORE has an opportunity. KORE has an opportunity in just about anything that wants to be connected to the Net. And we have a deep moat right. The three big technology stacks that we have spent over 30 million dollars on of our 50 million dollars in investments these last few years are on the left side of that page. The 44 back end integrations, each of which could cost a couple of million bucks and take up to a couple of years. In fact, we would not have gotten there organically. We, we did a series of inorganic acquisitions between 2012 and 2016, before Puneet and I arrived, and by the way there’s some pain from that, that we’re still feeling from that one time showing customers, but the pain was well worth it. Because it built us this asset, this, this deep moat. Nobody is going to get to 44 back end integrations I don’t believe unless they buy us right, which is always a possibility.

Romil Bahl (00:18:58):

So you take these three text stacks and the connectivity differentiator more, and you layer in the fact that oh by the way we do all of this stuff, this one stop shop thing. And we do it in the toughest industries. If you can do it healthcare, I like to say you can do it anywhere. Because between the FDA and ISO and HIPAA and everything else that we’ve got. And not just 9001 ISO, one, three, four, and five without which you can’t touch a medical device. And you’re just layering on uh you know sort of differentiators and if you will depth and breadth to that moat. And then finally you know of our 3600 customers, over 3400 have never bought anything more than connectivity and some are tiny, tiny connectivity start, they’re just getting started. As we cross-sell them some more of our newer services, we think this is going to be a very, very important part of our growth.

Romil Bahl (00:19:49):

So let’s make all of this real. This one-stop-shop talk and you know and some tell us how it actually helps simplify the adoption of IoT for a real customer. This is a real customer, this our number one customer. Uh an instantly recognizable name medical device customer, and specifically the use case we’re talking about here, they’re in several of these cases, is cardiac rhythm monitoring. Typically a pacemaker in the heart, or in my dad’s case, he’s got a monitor, he doesn’t have a full-blown pacemaker, but he’s got a monitor that gets the rhythms of his heart back to a doctor to, to observe. And his cardiologist looks at it and you know can advise it. That’s the use case. Now, um, something has to read the data off of this device. That something’s going to be short-range protocol if you will from a connectivity standpoint. In this instance it’s like Bluetooth, really. And the bedside monitor’s typically on the bedside because, we’re going to spend a few hours there regardless of where else you spend time in the house during the day.

Romil Bahl (00:20:49):

And eh, the effective range of Bluetooth is like Bluetooth, not twenty-odd feet. So typically these hubs if you will in the home that take the data off the heart sit on the bedside. And then our IoT as a service business kicks in and we get this data back up in a highly secure fashion to a health cloud of your choice, the customer’s choice, and then to physician portals right.

Romil Bahl (00:21:13):

So how does this simplify their life? Well first of all, let’s talk about the CAS side of the business right. Um, this customer ships to 57 countries too. If you needed AT&T, Verizon, and T-Mobile to be sure of a high-quality connectivity uh solution, right, we can literally take our connectivity monitoring and figure out your house and figure out which best MNO we should you know we should put for you. But all I’m saying is, if you needed fleet areas for every one of those 57 countries that’s 171 I think if I did the math right there uh partners you would need just on connectivity. Right, I mean it’s nuts, right. Um, they have one. Right. They have KORE. And we make the rest of that work. As they have grown over the now 11 years that we have served them, um, and they’re growing at 20% clip now, they grew to almost a million SIMs at the end of last year, they’ll grow over a million this year, um and that was 8 million in revenue for us as a CAS customer last year. 8, really over 8. Okay.

Romil Bahl (00:22:15):

How else do we make it easy? Well, these devices come to us. Right. We test them and make sure, as we do for many devices for many customers, you know, is the right firmware on there, the right software on there, is it working, can we insert a SIM, is it connecting, can we lock it down with MDM technology because I don’t want the grandson to pull out the SIM card and watch Netflix and grandma’s you know RPM solution the heart based monitoring solution the CRM solution in this case, etcetera. Right. We do all of that, we stage it, we kit it, we ship it, we support it. And obviously that’s a lot of dollars, that adds up much faster than the connectivity dollars add up. Um, and so last year to do all of that for this customer, we charged them a little over 23 million dollars. Right.

Romil Bahl (00:22:59):

So that’s sort of you know the customer. To make sure the point was clear, all of these capabilities come together to make it really simple for this customer to do their business. Their business is selling CRM solutions, monitoring the cardiac rhythm stuff, getting the data out. And they bill them, they get paid by either insurance companies or, or individuals. Right.

Romil Bahl (00:23:25):

They send us a purchase order and they tell us how many devices they want shipped next quarter. That’s it. Everything else, we do. Compare that to 18 partners and managing all this themselves. Right, it would be nuts. 150 carrier partners, 1 quarter, right.

Romil Bahl (00:23:44):

Now, take those capabilities, and this what gets us excited. It applies to a bunch of use cases, and this is just connected health by the way. Connected health use cases in blue down there, cardiac rhythm’s a big one, it’s in there. But all the chronic diseases, right? You want to monitor diabetes? Continuous glucose monitoring? Remote patient monitoring solution, that’s where’s the Livongos of the world started. Although Livongo does everything, right. True unicorn there. Uh, all chronic diseases, our capabilities apply. Medical equipment diagnostics, our capabilities apply.

Romil Bahl (00:24:19):

Clinical trials—clinical trials were in the dark ages just a few years ago. Right. Barely, less than 10% of them used uh technology. The world today? Nobody wants to come into clinics and participate in clinical trials. More importantly, drug companies want to run trials in 80 countries, 100 countries, so that they get a broad-based set of results, different peoples and different diets and how that works. You can’t do that without technology, right. Um, and so all of these names on here are either real customers or in our final or soon to be real customers, and it’s just a massive opportunity.

Romil Bahl (00:24:57):

So again, forget the 414 million dollar base case that we’re asking to be underwritten to for a second. Just take the upside case of a billion dollars and, whether its 2025 or 2026, whenever it happens, we think health will be 300 of that billion. Right. The CEO of our connected health group, of KORE connected health, Bryan Lubel, he eats breathes and dreams about how he’s going to get to 300 million dollars in revenue. That’s what he’s often doing. So you can, that’s how, right, that’s how we run the company. Right. We, uh, you know, you know I’ve only launched 2 of the 3 practices this year, Connected Health and Fleet, which has historically been our largest. In fact, let’s go there. But we want to launch these next three, communication services, industrial, and asset.

Romil Bahl (00:25:47):

We’d love to have either acquisitions into these, that’s why, big reason we’re going public, is to get the plan for flexibility, to go get more deals done. We have a proven strategy, if we can bring in the right talent, the right reference customers set for acquisition, get great CEOs of these businesses, on average I need 200 million dollars from each of these to get to the billion dollars, right. The use cases we’re focused on is where 80+% of the market dollars are. So we think we’re focused on the right place. And as a summary to this section of the company and who we are, I’ll just leave it on this slide, which sort of says our competitive positioning in one page right. What makes us different is nobody is talking about deploy manage skill. Nobody is saying we do connectivity solutions and analytics. But it sort of doesn’t matter who you need specifically to do what in the ecosystem, we will bring them to bear, we will get your solution to actually work. That’s what makes us that one-stop-shop, sort of start with KORE company.

Romil Bahl (00:26:48):

All right. Let me now go to the next section which is the market. Easily you know the most exciting and highlight of our story, is the fact that we have finally started to figure this out. Customers now have real deployments you know. Big companies now have real deployments. There’s a 400 billion dollar market that existed in 2020 across connectivity manage service absent platforms. And as a healthy clip growth rate between now and 2025, turbo charged growth rate between 2025 and 2030. Wow. Because we believe that by 2025, 5G will be mature. 5G will throw off an innovation like, we’ve, or a set of innovation that we’ve never seen before. It’ll be an order of magnitude more than the innovation that 4G kicked off back when suddenly Uber happened, and Snapchat happened because we had that kind of power at our fingertips. Well 5G will be an order of magnitude more than that. And so there’s a 50% cager from 25-30, and it’s almost a deterministic move.

Romil Bahl (00:27:50):

So how does that manifest itself? Right? It manifests itself by 75 billion devices being deployed. 12 at the end of last year, 75 at the end of 2030. This decade of IoT that we’ve been g-

PART 1 OF 4 ENDS [00:28:04]

Romil Bahl (00:28:03):

-right at the end of 2030. This decade of IoT that we’ve been getting ready for for two years is now upon us officially here in 2021.

Romil Bahl (00:28:08):

How do these 75 billion devices, the same 75 billion here on 2030, how are they connected? Well, closer to half of them will be connected with short range, half by long range, dramatically different mix than they were last year. Right? The last decade was largely short range, it was largely proof of concept, prototype, can I use Wi-Fi or Zigbee or other technologies to connect fiber Bluetooth or whatever.

Romil Bahl (00:28:34):

The future is about ROM range. No longer are our customers willing to deploy with Wi-Fi types of technologies, like when the power is out, my father’s heart’s not being monitored. Or his mPERS solution, his personal emergency response systems solution, doesn’t work. Not acceptable. We need to always arm technologies, and that’s what these long range technologies are. Cellular, satellite, et cetera.

Romil Bahl (00:28:59):

Our services, the same services you saw earlier, CAAS, and [inaudible 00:29:04] Enablement Services, apply above the line, if you will, at the long range. That’s what people pay for usage. Our newer services, the managed services and ana- analytic services under our IoT solutions line of business, applies to all 75 billion devices, right? In theory, we could be doing those services for short range, uh, in these cases as well. Even if we don’t provide the connectivity. And we do that in a couple of instances. We don’t like it, right? We like to do the whole thing, obviously. But, you know, we- we will find some of those opportunities sometimes just to get a foot in the door with our customers.

Romil Bahl (00:29:37):

So, deterministically moving toward 75 billion devices, driven by the power of eSIM, the smart SIM, the single SIM solution that moved from low power Wide-Area, purpose built IoT networks, NB-IoT and CAT-M have become the massive IoT part of the future of 5G and Network of Networks, and of course 5G itself. Right? I mean, it- yeah, it’s- it’s there, we know it’s there. By the way, we shipped almost a million eSIMs last year out of our five million total SIMs that I talked about. That makes for change. That’ll become 4-in-one the other way in the next couple of few years.

Romil Bahl (00:30:12):

And at some point here pretty soon, why would we ever ship anything but an eSIM? Like why would there be a- a carrier SIM that locks you to a carrier and you become a prisoner. Customers should own their SIMs. The way they own their SIM? Is with eSIM. Right? Is- it’s- it’s a- it’s a fantastic, fantastic development for us.

Romil Bahl (00:30:31):

I’m gonna accelerate a little bit, ‘cause I’m- I’m keeping an eye on my watch here, uh, and I’ve still got a few slides. So, I won’t say too much more. There’s enough 5G hype out there to last a lifetime already.

The fact is, it’s gonna keep driving. It’s gonna keep going ‘til 2035. We’re not just some one year, two years, three year story, or even just a five year story. We’re a 15 year story and longer. Right?

Romil Bahl (00:30:55):

So, you know, the longterm investor that wants to invest in IoT without making an individual bet and saying I’m going to be the best at intelligent retail or I’m gonna be the best at remote patient monitoring, we’re gonna enable all of those people. We will provide pickaxes, tools, and, right, Levi’s jeans to every 49er out there. And some of these guys will hit gold seams and become unicorns, and we lo- we will love them. Right? We love all of our customers, but we love the unicorns a little bit more.

Romil Bahl (00:31:21):

There’s five ways we’re gonna play in that 5G world, right? Those are the five ways right there on that chart. Um, I’m not gonna go through them just in the interest of time. If there’s a question in the second hour, I’ll happily come back and talk about it. But just suffice it to say, we’re very, very focused an- on- on getting ready for 5G.

Romil Bahl (00:31:41):

This is a quick view of our transformation, right. We have gone from being an IoT connectivity only company to an IoT connectivity solutions analytics company. Or, we are going to be that. Right? The analytics part of our story is nascent, is still being developed. Phase one was just to get the seven villages, you know, count of our acquisitions, integrated One Team performance, investing in our new tech platform, getting serious about putting in our own core network so we could have an eSIM-off.

Romil Bahl (00:32:10):

Phase two, which is what we’re in right now, was launching our industry on the market and starting to take eSIM globally. Back to my almost a million SIMs, eSIMs last year out of the five million SIMs, and back to my two industries launched, free to go, looking forward to making some more investments here as we go public, uh, to launch all five.

Romil Bahl (00:32:28):

And then finally, phase three, which we need to kick off here at some point, um, is about 5G leadership, is about analytics leadership, it’s where AI meets IoT, AIoT if you will, um, it’s about edge compute and our answers to those and enabling our customers journeys. So as we continue to transform to being a world class company, as we get some of these headwinds behind us and these one time [inaudible 00:32:53] things that I talked about earlier behind us, uh, you know, very, very bright future, even in this five year timeline. But frankly, uh, you know, for- for- for- for the next five and the next five out.

Romil Bahl (00:33:05):

Okay. Um, Puneet’s gonna spend some time telling you about the $414 million target, the base case, in 2025. This is the case that says we’re gonna turbocharge organic growth with pre-configured IoT solutions, with edge and IoT analytics, uh, offers, and if you add those two new things to our organic volume growth that today, you know, some customers grow at 20%, our cross sell opportunity, that to me, the first two green bars of this chart basically takes us to the 414. You add two green bars, pre-prepared solutions and edge IoT solutions, we think we can get organically to something closer to 700.

Romil Bahl (00:33:47):

You do about 200 or 300 of M&A on top of that, we’re gonna throw off $350 million of free cash flow, uh, alone at the base case [inaudible 00:33:55], right. I think the- at the upside case. And there’s a- there’s a reasonable chance that with the help of servers, with the help of everything we’re stepping up here, that we can- we can be the billion dollar company, upside case company, in the future.

Romil Bahl (00:34:08):

Um, but even I’ve done about a dozen M&A deals, uh, we’ve got a rich pipeline, um, we can get these things done creatively, but most importantly, managing our capabilities, right. Again, back to the main vectors of our M&A, I would say industry, and I would say the- the new technology. The 5G, the analytics and stuff.

Romil Bahl (00:34:31):

All right. To wrap up my piece and hand it off to Puneet, uh, more or less on time, actually, um, I’m gonna just showcase a couple of signs of the momentum that we saw last year. We saw some nice traction with our strategy. For thee first time last year I started to feel like, okay, this is working, right. We were getting our total contract value to grow. Uh, our top customers are growing faster than the average of 20%, leading from the front in growth. Our Go-Forward SIM count, right, that’s the- not the one-time churning of customers that are leaving- that were leaving well before Puneet and I got here, but our Go-Forward customers. Which, by the way, that churn is under- well under control. Ya know, less than 1% of our revenue as we define it. And of course, the visibility in- in recurring revenue.

Romil Bahl (00:35:15):

So with that kind of momentum, ya know, last year, it’s not surprising that Q1 and Q2 were record quarters just like [inaudible 00:35:23], right. I mean, because what basically happened is these wins last year are coming through in revenue this year. We’re a very slow revenue-building business after a win. It can take three, four, five months after a win to get first dollar revenue, frankly, in- in our business. And so, this is largely last year’s momentum coming through that you’re seeing now, six months into the year.

Romil Bahl (00:35:45):

Um, and by the way, we’re accelerating. Um, we’re, ya know, if you just look at SIM count, um, ya know, we’ve grown close to 30%, like 29.4%, uh, June 30th, 2021 over June 30th, um, 2020, right. And so there is very, very real signs of momentum and on that point, I will turn it over to Mr. Pamnani.

Puneet Pamnani (00:36:11):

Thank you, Romil. Um, again, this is Puneet Pamnani, I’m the CFO for the company. Uh, ya know, let me just jump straight to the financials on this page. Um, the attractive financials that you see here is one of the reasons I joined the company when I saw these. Ya know, this is a rare combination of scale growth profitability and cashflow generation. We are targeting over 17% CAGR over the next five years, yet a 30% EBITDA. And this kind of profitability is probably [inaudible 00:36:43] in the [inaudible 00:36:43].

Puneet Pamnani (00:36:44):

Uh, the connectivity business is also a low capital intensity in terms of working capital, submissions requires a little bit more, which is why you see the EBITDA [inaudible 00:36:54] free cashflow. Uh, accumulation of $350 billion by 2025. The next slide expands a little but upon this theme. Uh, could we flip to the next- yeah. Uh, thanks. Oh, the- the slide before.

Puneet Pamnani (00:37:20):

So I’ll keep talking. The next slide, uh, this expands upon the revenue growth theme [inaudible 00:37:25] a little bit. We have two product lines, uh, as Romil explained, connectivity and IoT Solutions, he explained them both. Uh, connectivity revenue’s derived from, ya know, subscriptions where we charge a person but monthly, a subscription char- a charge plus, uh, data charges, IoT Solutions, all the product designs, supply chain, configuration services that no longer explain, for example, in my customer study, and the revenue is also charged on a [inaudible 00:37:52] basis, for the most part. And that- that fee depends on the services being performed for the customer.

Puneet Pamnani (00:37:58):

Now, we can grow, as this chart shows, connectivity at 14% CAGR over the next five years, and the math is really 20% device growth, which is what the market is growing at, minus any 6%, ya know, declines in prices on a per unit basis that we have conservatively assumed would [inaudible 00:38:14] with 5G. We are not going to experience any declines, in fact the per unit charges are actually gonna go up, because these devices are gonna u- use so much more bandwidth. But, you know, for the sake of this model we’ll assume a minus six. So 20 minus six gets you to 14, is the math on this page.

Puneet Pamnani (00:38:31):

We have been growing at a little less at 14% in the last few years, because the network transitions. I think some of you have questions, uh, in- in the Q&A, already trickling in about those transitions, but that’s one of the factors we just have hurting us. There’s also one-time churn, which was broken out on the [inaudible 00:38:49] page, uh, from the acquisitions of, uh, the [inaudible 00:38:53] Wireless, a bunch of other acquisitions [inaudible 00:38:54]for the six years. We gave a skill, but resulted in some- some [inaudible 00:38:58] churn. Both of these factors are very forecastable. They’ll be gone after 2022, as this chart shows. And it’s very important to remember that our business’s u- usual churn is way low right now, and connectivity is less than 1% per year, and we have lost no customers in the last two acquisitions that we did in [inaudible 00:39:16] uh, uh, and [inaudible 00:39:18] in the last two years.

Puneet Pamnani (00:39:20):

IoT Solutions. This growth is even more exciting at 30% CAGR, as this chart shows. We think it’s quite feasible. The market itself is growing at 20%, normally [inaudible 00:39:30] uh, the cross-sell opportunity that we got some statistics. Only seven of the top 30 customers buy our IoT Solutions from us today. And we’re being added only for the, I- I would say two years generously speaking, right now. So there’s- it is starting our [inaudible 00:39:47] journey. Uh, when we do upsell, KORE connectivity customer, an IoT Solution sale can be present [inaudible 00:39:55]. The largest IoT Solution customer, the [inaudible 00:39:55] at uh, [inaudible 00:40:03] our connected health, uh, is the [inaudible 00:40:05] revenue of [inaudible 00:40:06] IoT Solutions [inaudible 00:40:08]. So you don’t have to upsell to a large number of customers to get to this 30% CAGR, a few should suffice over the next few years.

Puneet Pamnani (00:40:16):

All right. The next slide speaks about, uh, one of the strongest features of our business, which is the connectivity. Uh, so I’d highlight one sl- uh, box here which is right in the middle of the, ya know, top- top middle, that oval, uh, 91%. 91% is the total amount of revenue that we will derive from customers, uh, that we already have in the bag today or that we are going to win by the end of this year. And by this time, ya know, of course, we have- we have a fat [inaudible 00:40:39] idea of what we’re gonna win by the end of next year.

Puneet Pamnani (00:40:47):

Uh, it’s obviously very strong visibility, it’s, uh, logical quality of the 92% cutting revenue. Low customer churn and connectivity at this point, it’s- it’s less than 1% per year, and our customer’s growing into double digit percentage rates, naturally speaking. So, you know, you combine those factors, you- you- you get to this 91% growth visibility.

Puneet Pamnani (00:41:09):

Importantly, this does not assume, uh, any [inaudible 00:41:14] shared gains [inaudible 00:41:15] customers, and not very much, uh, [inaudible 00:41:17]. There was some, but it’s very [inaudible 00:41:20] connected to the connectivity business. Uh, [inaudible 00:41:24].

Puneet Pamnani (00:41:25):

All right, the next slide speaks about the momentum and, uh, while this has stats up there until Q4, I will add a little bit of commentary on Q1 and Q2 as well. Uh, ya know, in Q4 of this year, we grew rev- of last year, we grew revenue by 17% compared to the same quarter last year. And as our press release shows, in first half of this year, uh, we- we have grown about 15%. In, uh, in, ya know, compared to each [inaudible 00:41:53] last year. So the momentum continues. Uh, if I have a [inaudible 00:41:59] little bit connectivity revenue growth of 26% in the first half year, uh, for the year compared to the prior year, and IoT Solutions actually grew at 27.5% compared to the prior quarter last year. Now, some of the IoT Solutions growth is obviously from a lar- large order that we received from our largest healthcare customer in terms of transitioning, helping them transition from 2G, 3G, to LTE. It’s a fairly large order

Puneet Pamnani (00:42:28):

[inaudible 00:42:28] but ya know, generally we are sp- seeing good tailwinds, [inaudible 00:42:32] tailwinds. Uh, Romil, I’ll [inaudible 00:42:34] you to the connections growth, uh, first half of the year of 29.4%. So we are gonna, uh, end up with 13.2 million connections. Um, ya know, the momentum is quite good. Uh, a- as- as- as we- as we, uh, ya know, prepare for 2022 at this point.

Puneet Pamnani (00:42:55):

Uh, I think that’s the end of my sections. Happy to take any questions or hand over to Nick first, I guess.

Romil Bahl (00:43:03):

Yeah, I dunno, um, if there’s much value to looking at the comps and so forth, ‘cause there really aren’t any particularly good comps out there is what we’ve found. I was- sort of leave this chart up there for a minute, uh, for people to look at, but, um, ya know, I think it’s- I think it’s probably best to go into some questions. Um, so, ya know, why don’t we do that. Let’s get to- let’s get to what some people’s minds, I guess. Um, Jean, you wanna lead us off in Q&A-

Jean Creech Avent (00:43:36):

Yeah.

Romil Bahl (00:43:37):

-mode?

Jean Creech Avent (00:43:37):

Absolutely, yeah. We’ve got a lot of great questions coming in. Thank you everybody. You can submit your questions in the Q&A, you can write them in, um, and, uh, hopefully we’ll have time to answer all the questions. If not, if we don’t get to your question, we can circle back around with you um, after- after the event.

Jean Creech Avent (00:43:57):

All right, why don’t we dive in, Romil. So, the first question here is, “Congratulations. IoT Solutions reaching roughly 30% of revenue. Where could RPUs expand from today, once KORE achieves 50/50 mix of services and connectivity? Ya know, only re- connectivity-only revenue. And what is the timeline to reach this level, barring any acquisitions?”

Romil Bahl (00:44:20):

Yeah, that’s, um, yeah that’s a g- good set of questions. And absolutely, we’re excited about, um, IoT Solutions and how fast it’s growing, and getting to that, kinda close to that 70/30 mix, uh, has been good. Um, look, I mean I- it’s- it’s- it’s not necessarily, and I know you know this, um, but uh, it’s not necessarily fair to call the IoT Solutions business a RPU-oriented business, right. The RPU has this sort of per subscriber, per month feel to it.

Romil Bahl (00:44:54):

You could argue that our solutions bus- some of our solutions business is sold that way in terms of [inaudible 00:45:00], um, but some is a relatively repeatable and recurring and programmatic, but sort of a one-time set of activity that’s happened. So if you just take the case study we talked about, uh, the cardiac rhythm monitoring case study with customer #1, I mean, yeah, I mean I- I- I think the main point that- that the person asking the question is making, is ya know, while it may be whatever, I’m just gonna make this up, a buck a month for, uh, you know, the- the- the- the close to a million subscribers that we’re charging, um, the left side, the services that we’re doing can be 80-something, 90 s- odd dollars per device that goes through and we do all of the services for it.

Romil Bahl (00:45:43):

So in that sense, ya know, I- I understand the question, but I also wanted to set the context for everybody else that’s thinking about our business, and that’s- it’s- I wouldn’t necessarily call that, uh, an RPU increase, right. So- so the way I think I’ll choose to answer the question on the “How do you see RPU trends going forward?” Look, I’m bullish. I’m much more bullish than some are, right. If you listen to what Puneet was saying, right, and I can’t get this computer to work. The slides wanna- don’t wanna behave. What Puneet said, is this 14% orange CAGR, the orange bars of IoT connectivity CAAS- our CAAS business, is basically our existing business is growing 20%, minus 6% presumed RPU decline going forward. First of all, I’m not sure it’ll be 6%. Maybe. Maybe it will be just ‘cause technology costs go down on per megabyte, maybe there is a 6% decline after our one-time RPU stuff is out of our system, right. The one time moving to longterm evolution, which is on the right hand side as 2G, 3G [inaudible 00:46:45].

Romil Bahl (00:46:46):

The bigger issue is that much more bandwidth is being used for every use case. I mean, simple use cases that used to be one meg plans, five meg plans, when dots on the map tracking first started for fleets of vehicles became more complicated with ELD and regulatory, ya know, electronic logging of driver performance and route optimization and fuel optimization, kinds of functionality kicked in. And now you’re putting video [inaudible 00:47:13] up. You’re putting video cameras up there. Up to four cameras in every truck, right. Um, so the- the bandwidth usage is going up, right. And so my personal belief is, that as 5G kicks in and matures, uh, if not before, we will start to see a- a- an upward bend on the connectivity RPU curve, and that will give us upside to this conservative 20 minus 6 equals 14 kinda math on this page. So that’s how I’d answer the RPU question.

Romil Bahl (00:47:46):

On the, ya know on the solutions side, look, I mean, not every customer’s gonna buy 28 services from us out of the 7x7, right, 49 things that you have to do to launch an IoT Solution. Our largest customer buys 28 things from us, so they pay us a lot of money, right. Not everybody’s gonna buy 28 things from us. But we’ll take two and three and four. We’ll happily start to charge you five and ten and $15 for some of those things that we do, ‘cause we’re charging you much less and that obviously, uh, from a connectivity standpoint. So that’s kinda how I’ll address that question. Hopefully I did it justice, if not, I- I’m sure a second version of that can be put into your Q&A mode there, Jean.

Jean Creech Avent (00:48:27):

Yeah, absolutely. Thank you, that was- that was a great question and great answer. Thank you, thank you Romil. Hey- hey let’s- let’s kinda stick with this understanding more about, ya know, IoT Solutions versus connectivity, especially um, the- the margin profile.

Jean Creech Avent (00:48:41):

So another question that came in that said, ya know, um, “I had assumed that structurally margin profile of IoT Solutions will necessarily remain, um, well below connectivity margins, um, as you’re using partners for a good bit of the connectivity. Is that correct?” And then, um, second part of that is, “I recently heard discussion that, um, IoT Solutions margin was depressed due to customer concentration and thus IoT Solution margins could ultimately approach connectivity margins. Is that right? Please elaborate.”

Romil Bahl (00:49:16):

Um, okay, uh, I might, I mean, I might need you to slow that down. I don’t know if there were two or three questions in that or not.

Jean Creech Avent (00:49:22):

[crosstalk 00:49:22] There was a lot.

Romil Bahl (00:49:22):

Let me try and ask- let me try and address some of these points, Jean, and you can tell me what I answered and what I didn’t, uh-

Jean Creech Avent (00:49:30):

Okay.

Romil Bahl (00:49:31):

-for that whole set. So, look, I think it’s fair to say that while we aspire to getting our IoT Solutions business, ya know, close to the gross margins of the IoT CAAS business, it’s fair to say that it- it’s aspirational, right. It’s fair to say that ya know, because of the partner mix issues, et cetera, that we may not get- now, today we’re certainly not there. In fact, we’re quite a ways off from it. We’re sub 40% in our IoT Solutions business, although close to 60% in our IoT CAAS business, gross margins, right. And the reason for that today, though, is largely two big reasons: one, um, we’re investing, right. Well ahead of revenue curves in many cases. Certainly the early pre-configure solutions that we’re building, right, there is no- there is no revenue, uh, for any of those yet, right.

Romil Bahl (00:50:21):

Um, and then secondly, the revenue we do have is so dominated now by this number one customer and their- let’s say their, uh, pricing power, um, right, that it’s sort of artificially depressed. So it’ll definitely get better than today. Does it get up to CAAS, ya know, I don’t know, again, to the point of the question, if there’s a lot of third party partners involved as we deliver this revenue, it’ll be harder to get up there. If it’s dominated, if our revenue stream is dominated by pre-configured solutions, then our higher margin, high volume, uh, ya know, ‘cause they’re pre-configured and easily delivered, then maybe we do have a chance, right.

Romil Bahl (00:51:04):

And so it’s hard for me to look into a crystal ball and say five years from today, this will be a $300 million line of business and it’ll be exactly X of this and Y of that. But those are the factors, as- as you’re correctly looking it, to- to tell how- how- how far and how close to 60 can we get.

Jean Creech Avent (00:51:23):

Okay, all right. Very good. Um, uh, ya know, the second part of that was around, um, he recently heard a discussion around IoT Solutions margin, um, being depressed due to customer concentration, um, and thus IoT Solutions margins could ultimately approach, um, connectivity margin-

Romil Bahl (00:51:42):

I addressed all-

Jean Creech Avent (00:51:42):

Any a- any additional thoughts there?

Romil Bahl (00:51:45):

I addressed all that.

Jean Creech Avent (00:51:46):

Okay. All right. Let’s go to the next one, um, “Can you help us understand your carrier contracts?” Great question here, um, “Are there, um, are these structured length of cont- contracts? How do you match anticipated demand versus your capacity?”

Jean Creech Avent (00:52:04):

And then there’s a third one, “How does utilization vary versus-

Romil Bahl (00:52:12):

[crosstalk 00:52:12] Okay, go through them one at a time. I- I- I- let’s start at the first one, please.

Jean Creech Avent (00:52:12):

All right. Can you help us understand your carrier contracts?

Romil Bahl (00:52:14):

Okay, so. Carrier contracts. Um, um, our- our carrier contracts are really kind of everliving, green, breathing things, right. They’re not- they- you shouldn’t really view them as, um, as something that has, ya know, hard, hard deadlines. I mean, first they do. They typically are three-ish years, in some cases they’re two-ish years, in some cases we literally do annual renewals, just automatic renewals. Um, but, irrespective of sort of how M&O likes to do business, we’re all highly, highly incented to ensure that these things keep running smoothly, right.

Romil Bahl (00:52:55):

Remember, I mean, we are the largest customer for many of our M&O partners, right. Because we’re in the millions of subscribers, right. And so, uh, so this is a very healthy, uh, partnership and um, and- and again, e- everybody’s incented. W- we frankly use the re-ups as an opportunity to just sit back and sort of say okay, how can we strengthen the value of proposition? If an M&O wants to sit down with us and say, “Okay, for the next three years, ya know, how many subscribers do you think you can bring us? What do you need from us?”

Romil Bahl (00:53:29):

It’s a great time for us to sit back with them, strategically plan out what can you give me next? You can give me the ESM profile next, you’re gonna give me an MG range, right. Which gives me more and more control, better flexibility to launch ESM, et cetera. And again, ya know we work with the whole sale, for the partnership parts of these carriers, not with the, uh, ya know, sort of the underside that’s selling into, uh, into customers themselves, and so they’re highly incented to- to work with us, is how you should think about it. Uh, and by the way, we don’t necessarily only wait for three years to wait for a contract to go get better pricing. We- our relationship with these carriers are such that any given week we’re having one, or two, or three conversations with some carriers about some pricing or something else. Sometimes in the context of individual opportunities. It is very commonplace to reach back into a carrier and say we wanna go in this business, help us put a better foot forward than we can today on our own and we will go, ya know, we will basically partner to go try to win those deals.

Romil Bahl (00:54:33):

Okay, what was the next one?

Jean Creech Avent (00:54:35):

Yeah, that’s- that’s- and the carriers are a big part of our- of our- our [inaudible 00:54:38] carrier contracts. So, um, uh, ya know, how do you match anticipated demand versus your capacity?

Romil Bahl (00:54:48):

So ya know, so the- the beauty of- of having world class NOs and other bearers as our partners, right, they’re spending billions of dollars on the capacity, right. They’re spending the billions of dollars on spectrums and on towers and on satellites, right, and providing a service, right. We’re a low CapEx relative to them, certainly. Uh, ya know, uh, highly profitable, high free cashflow business model built on the back of them, right. So on one note I’ve got no capacity issues. Bring ‘em and we’ll put more.

Romil Bahl (00:55:19):

Now, that’s not exactly true, because obviously our IP, our connectivity management platform and other platforms run on technology that, arguably, has a scalability aspect to it, right. And so when we asked our CPO to- to lead the charge, uh, about two years ago now, on building us a new platform for the future, he chose to go about it in a very open, modular, scalable kind of way, right. And he broke down the- the many-to-one IoT problem, right, which is many types of data, many technologies, many types of bearers, protocols, all have to come down at the end of the day to one, uh data format that a customer can actually-

PART 2 OF 4 ENDS [00:56:04]

Romil Bahl (00:56:03):

We have in data one, uh, data format that a customer can actually use in their use case. And that’s the... Simply put, that’s the problem we saw, that many-to-one problem. Doesn’t matter where in the world, doesn’t matter what technology, doesn’t matter what, you know, uh, protocol you use, satellite, [Laura 00:56:15], whatever, we’re going to bring it, we’re going to translate it, aggregate it and, and provide it to you secure end-to-end, right?

Romil Bahl (00:56:21):

So that, that platform comes with seven big challenges, the seven big problems of solving IoT. And so we, we created seven engines. We crafted, designed, architected seven engines, each optimized to solve the seven big problems of IoT. We picked the best technologies to solve them and we have built this thing out, over the last three years.

Romil Bahl (00:56:45):

It’s been a phenomenal journey. It has leap-frogged everybody. But the point of the story, back to scalability, was that we said the [Tushar 00:56:53], I said the Tushar, “Not only do you, do I want you to leap frog the Ericsson Platform, and the Vodafone Platform, and the Jasper, now with Cisco controls on our platform, and be the industry-leading...” By the way macro-services are connected to the API front and everything. We have the luxury of building it from scratch with today’s technologies. So, not only do I want you to leap frog and become the best platform in the world, I want you to make it scalable 10x my SIMs.

Romil Bahl (00:57:20):

We were approaching 10 million sims. At the time, Tushar’s challenge, our CTO’s challenge, was to go get a hundred million subscriber platform built, and that’s what we’ve built. So we’re well, I mean, of all the things I worry about, thank goodness, running out of corp capacity isn’t one of them. Not any time soon.

Jean Creech Avent (00:57:41):

Yeah, yeah and we have... I’m sorry, and we ha- we have, I’m sorry did you wanna go ahead Puneet?

Puneet Pamnani (00:57:46):

Yeah, I’ll, I’ll add one more thing, you know, I don’t know if they question was also about, uh, carrier commitments and, uh, you know, any, any revenue commitments to them. By and large, uh, that’s not an issue for us, you know. We don’t have, uh, very many, uh, minimum-revenue commitments to carriers that impact our gross margins, that carriers in this day and age are happy to engage. Uh, with either those commitments are very, very few of them, right? Like in [inaudible 00:58:13] about almost all instances, in, in terms of what we consume versus, uh, any commitments you may have.

Puneet Pamnani (00:58:19):

So from, even from that perspective, our utilization is more or less 100%, right?

Jean Creech Avent (00:58:26):

Yup. In kind, in kind of keeping with that spectrum, we had someone ask, “ Do you, we anticipate, you know, ever needing to acquire spectrum?”

Romil Bahl (00:58:36):

Yeah, you don’t- Look, I don’t think so, right? I mean. Um, uh, I, I, I love our operating model. I love our business model, right? It is this unique combination of resilience, mission criticality, um, low CapEx, right? And, and high profit, high free cash flow, I, I just, I just I love it. And so, so let’s talk through this, right?

Romil Bahl (00:59:02):

So go back 18 months in time we had a budget approved, you know, sometime in early, uh, 2020. Um, and this is pre-pandemic, right? And the pandemic hits and sometime in March, you know, we’re on whatever it was, right? Daily calls, weekly calls with our private equity and our board, and, and Puneet was being challenged to... Right? Maximize it, uh, all cash and who knew bad things were going to get?

Romil Bahl (00:59:31):

And by golly, I think, he took our forecast down like 30% of 35% or something for the year, right? Um, and since then, every month we’ve strengthened that forecast every month, we’ve gone back down, back down, back. Somewhere in August last year, we went back over the pre-pandemic budget and sort of comfortably ended up comfortably beating last year’s budget. Pre-pandemic budget, not some readjusted, you know, ‘I’m going to take my guidance down and and I’m gonna beat it’ kind of nonsense, right?

Romil Bahl (00:59:57):

Um, so, so proves mission criticality, proves that our customers can do what they need without us, proves the resilience of the business, right? And now, you know, you add to the fact that I can use all of these technologies as best suited to meet our customers need. Our job is to make it work, right? If you, if you, if you remember, sort of nothing else about us, what makes us truly different, um, is the fact that we orchestrate across the entire IoT ecosystem, uh, and are very, very differentiated in our posi- Right? This, this position show, right?

Romil Bahl (01:00:37):

And so I’d like to keep it to that purity. I’d like to not have to go out and buy spectrum. Now, you know, never say never, I guess, right? As the [useful 01:00:48] James Bond says. So, I’ll say, um, I’ll say that if in the future because of a reason like a private networking, just absolutely exploding, where for example a CBRS-type spectrum in the US might be helpful, maybe, you know?

Romil Bahl (01:01:03):

But again, I’d rather the [charters 01:01:05] and the Comcasts and the M&O partners go out and buy those things, and we just, we work to make them the ubiquitous connectivity players they want to be, and we enable them, right? As opposed to spending the, the, hundreds of millions or billions ourselves.

Jean Creech Avent (01:01:20):

Very good, thank you. Um, we had a clarifying question come in. So, so how long is your average agreement?

Romil Bahl (01:01:29):

Uh, back with the carriers again?

Jean Creech Avent (01:01:31):

This, it’s... The question is how long is your average agreement?

Romil Bahl (01:01:35):

Is it with the carriers? I don’t know what agreement. Is it customers, is it-

Jean Creech Avent (01:01:38):

Yeah, like, customer agreement, customer contracts.

Romil Bahl (01:01:40):

If it’s a customer contract, then, uh, it’s, you know, I mean, typically, typically we sign, uh, two or three year contracts. Obviously, some are five years, some are one year. Um, the beauty again of our business is it sort of doesn’t matter, right? The, the typical carrier, uh, customer contract, um, you know, has auto renewal clauses in it. If you’re doing your job, you’re just going to keep going with them.

Romil Bahl (01:02:08):

They may use the end of the, uh, contract period to do what we do back to our carriers, which is, ‘Hey, a can we get some price better?’ And we’ll say, ‘Well, can you get your volumes better?’ You know, ‘What’s your volume commitment? ‘Cause you’re giving me a minimum revenue commitment that’s much larger than what, when you started your business two years ago, three years ago. We’d have a different conversation.’ Just good common business sense continues.

Romil Bahl (01:02:32):

But again, every SIM that a customer puts out, he’s going to give us revenue for seven and ten years, right? So the revenue longevity from the customer has very little to do with the length of the contract that we happen to have. Now, we don’t want to lose the contract either. We, you don’t want the customers saying, ‘I’m going to start doing business with you, not giving any new subscriptions.’ Right?

Romil Bahl (01:02:53):

So retaining the customer’s important, obviously. And we’ve made that a huge priority. By the way, from the state of the company that we took over, we lost only three customers last year. And I said lost, I’ll actually still have revenue from them because they’re (laughs) again, they’re going to me revenue for probably five to seven more years, actually.

Romil Bahl (01:03:12):

Um, but they’re not going to give us new subscriptions, but each of those was an M&A type situation, where a larger company that acquired, um, you know, needed, uh, or, or has a mandate to use, who have a AT&T because AT&T bought one of our security customers. So that sort of stuff happened. I don’t necessarily count that as a loss per se. And actually a couple of them have come back to us ‘cause some of their stuff isn’t working and, a- a- anyway, my point is, retention is well under control. Customer contracts, a factor yes, but the far bigger factor in this business is that every SIM you deploy out there throws out revenue for seven to ten years or more.

Jean Creech Avent (01:03:53):

Right. Alright, very good. Um, alright, so here’s the next question. Uh, in considering your large managed connectivity-installed base, what portion of the base is a potential upsell opportunity for solutions?

Romil Bahl (01:04:10):

Um, I mean, I don’t know why every single customer out there isn’t, right? Um, uh, I, I mean at some level, right? Now that doesn’t mean you would sell every single customer, obviously. Um, in fact, if we sold a third of our customer base, we would so far exceed any kind of case we’re putting out there in outside or upside, uh, that, that, you know, it, we would, we would crush it, right?

Romil Bahl (01:04:32):

But I mean, again, I, you know, I, I sort of... I’m sort of one of these guys where, you know, uh, it, it, it’s, it’s so crystal clear to me what, what is core to my business versus what’s not. What am I gonna worry about versus I’m gonna let the satellite guys do their thing and the M&O guys do their thing.

Romil Bahl (01:04:50):

And why would any CEO not look at their business that way? You put me in front of any CEO of any one of my 3,600 customs, and we will see eye to eye relatively quickly about what core to them, not K-O-R-E, but core as in [crosstalk 01:05:03]

Jean Creech Avent (01:05:03):

K-O-R-E.

Romil Bahl (01:05:04):

C-O-R-E and what’s core to you? Do what’s core to you. If what’s core you is to get the data off of a, a pacemaker, and figure out whether, right? The, an actual, at the end of the day, the physician has to make this call. But my point is if that’s what core to you, go worry about that. Go make that proposition to the physician and to the health system, to the health insurance company, to your customer, your end customer, whoever that is. Go worry about that value proposition.

Romil Bahl (01:05:32):

You know, I think of life as an iceberg, right? Every IoT solution or application is a series of icebergs floating around. What you see above the water line is the, is what you see as the customer, right? That end-to-end solution, right? That’s our customers business. We’re not in that business. We, we, we want to do all the enablement stuff underneath the waterline which, by the way, is 90% of the volume of the work, right?

Romil Bahl (01:05:55):

And so I, I think that logic of saying to a CEO, a fellow CEO, “Worry about the top. Let me take as much of the bottom off of your plate as you can.” And I know you’ve got [Lynda 01:06:08] and [Susie 01:06:08] ‘cause back when you started, we needed Lynda and Susie to do these little three things. But Lynda and Susie progress to doing more strategic things for you over time, and let me take over more of these services that they’re doing.

Romil Bahl (01:06:20):

I think that’s just... It’s going to be a very, very compelling story. You do not have to do it all yourself. You can count on KORE.

Jean Creech Avent (01:06:28):

Yeah, in becoming that trusted advisor, right? Along the way. Um, so, so, the, the second part of that question is, is, you know, as you look to expand your solutions, the IoT solutions portfolio, this is kind of, uh, a competitive landscape question to Romil. So as you expand your solutions portfolio, is there a potential that part of that base may view you as more of a competitor and potentially migrate to another connectivity platform?

Romil Bahl (01:06:59):

Um, yeah. I mean, look, first of all, it’s a really good question, right?

Jean Creech Avent (01:07:05):

Yeah.

Romil Bahl (01:07:05):

Um, because you’re sort of asking that question of at what point do you become a threat, uh, to your customers, right? And we’re being really, really careful about that line right there. There should be no lack of clarity to our customer that they’re are customer, not our competitor and we don’t intend to compete.

Romil Bahl (01:07:25):

We’d come back to this iceberg analogy, right? The stuff above the water line is all you. I’m not trying to be you. I’m not trying to provide end-to-end fleet solutions to companies who have large fleets. That’s Geotab and other fleet management companies. By the way, those are my customers. I serve them, right? Um, I’m not the cardiac rhythm monitoring solution. Again, I do a bunch of stuff for the cardiac, right, uh, rhythm guy, right?

Romil Bahl (01:07:57):

And so it is crystal clear that I’m not in the end-to-end solutions game. I’m an enabler, right? The, the ,the title of the page here. One-stop shop solutions enabler, right? Were an enablement foot. Now, look, that doesn’t mean that every now and then there won’t be some area where it’s a little bit gray.

Romil Bahl (01:08:17):

And if we choose to go into those gray areas, so far we haven’t had to. But if we choose to go into those areas, we will make damn well sure to deliberate step, uh, it is planned. It’s for the right reasons. There’s such high volume for us that we’re going to take it on, but in the meantime, I got, I got, I got no interest. Uh, I’m providing you Levi’s jeans and pick axes, you go get the, mine gold.

Jean Creech Avent (01:08:37):

Yeah, (laughs) and I, and I love the way that you, um, that you, uh, you say that, right? Because it really is about having those tools that, that our customers need to be successful. And, uh, so a question came in that, uh, again, is, is, um, looking for clarity around the, the difference between, um, IoT, our IoT connectivity revenue and the IoT solutions revenue from our largest customer.

Jean Creech Avent (01:09:06):

If you could give a little bit more, um, definition between the, the, the, the revenue coming in from connectivity and IoT solutions for our numbe- customer number one.

Romil Bahl (01:09:16):

Yeah, so, look, so back on this page, I talked about the fact that the right side of this page, the global connectivity, which again, is based on a per, right? ARPU, right? Per, per device per month, that charging mechanism, uh, and almost a million of those last year, hopefully over a million this year when the year comes to an end. That piece of business last year 2020 was over $8 million, right?

Romil Bahl (01:09:46):

The... All of the IoT managed services and solutions that we did for the number of devices that we sent out there last year, uh, was about 22, $23 million. That, that’s the left side of this page, right?

Romil Bahl (01:09:58):

And so I’m gonna do something I don’t often do, um, which is to actually take you to the seven by seven chart itself because, you know, it’s, it’s so much detail that when you first look at it, you go, “Oh my God, that’s an [eye 01:10:12] chart.” And it is, admittedly. But I take you there with a purpose. So this is the seven by seven. This is... There are seven steps to an IoT deployment. This is what makes it so complex. You know, there’s seven big deliverables you have to do in each of these.

Romil Bahl (01:10:25):

And don’t worry, there isn’t a quiz afterwards. You don’t have to tell me what [4.2 01:10:29] is. But let me tell you, you know, how we think about this, right? That, that, that set of services underneath the iceberg. You know, everything in green, we do ourselves. Everything in blue, we do with a partner. And in many cases, many partners, depends on the region, depends on the use case, might be a different partner.

Romil Bahl (01:10:48):

And then there’s some red things that we just won’t do. Why do we not do short outside site services? I don’t do site assessments. I don’t do site installations. I’m never going to have 30,000 people on the street to go do those things. We’re are 500, 540-odd-employee company, right? We’re a SaaS company, right? Um, I wanna put all the intelligence in the software. I don’t wanna spend any time walking the streets, right? So, but this is kind of what it takes to get a deployment done and how we can simplify life.

Romil Bahl (01:11:16):

Now let’s take that number one customer that you’re asking. For this customer, all the things we do are highlighted in blue. This is the customer use case, cardiac rhythm monitoring in blue, right? Now, the things under number three and a little bit of these things in number two where connectivity and network choices are being made, etc. right?

Romil Bahl (01:11:35):

Most of these things under, a little bit under two, mostly under three, that’s our connectivity revenue. All of these things that we do for them under the IoT managed services four, five, in steps four, five, and six and then little bit of analytics that we do under step seven, which is our analytics step. That’s what the other 23 million are for, right? So it’s 8 million for the first two and then 23 million across the next one. Okay?

Jean Creech Avent (01:12:02):

Yeah, so, and, you know, I really like this, um, I like this visual because it also ties into your iceberg analogy, right? Like, these are all the elements under the iceberg.

Romil Bahl (01:12:13):

Yup.

Jean Creech Avent (01:12:14):

Um, alrighty. So another question came in, um, about, uh, you know, regulations, right? So will regulators step in and stop the sun setting going on in 3G networks? And then how would that impact your business?

Romil Bahl (01:12:30):

So ha- I... Look, I don’t, I don’t believe that’s gonna happen. I mean, um, you know, uh, except for a few countries in the world, um, the carriers are frankly in charge of, um, their destiny. How they’ve, they’ve bought spectrum in these expensive options that the government runs, the FCC runs. And now they get to do what they wanna do, right? AT&T decided a few years ago they were gonna sunset 2G and they did. They decided a few years ago they were gonna sunset 3G on 2/22/22, February the 22nd of next year, and they’re sticking with it.

Romil Bahl (01:13:06):

Um, yeah. There are some that don’t like it and I understand and appreciate that point of view, especially with this supply chain squeeze that happened recently.

Jean Creech Avent (01:13:14):

Yeah.

Romil Bahl (01:13:14):

A number of our customers have struggled. But, at the end of the day, it’s a spectrum. It’s a need for to har- harness that spectrum for 5G, and I don’t see how a regulator can come in and say, “Hey, AT&T, you don’t get to run your business the best way for you.” Right? Unless they wanna provide billions of dollars in windfall profit to make up for it, right?

Romil Bahl (01:13:31):

So I don’t, I don’t see regulations changing anything. Numbe- at least not in this country for the majority of our businesses.

Jean Creech Avent (01:13:39):

Okay, all right. [crosstalk 01:13:41]

Romil Bahl (01:13:40):

Technically, I’ll just say that, you know, it sorta doesn’t matter. In terms of impact to our business, it just doesn’t matter, right? If you were to suddenly wave a magic wand and delay sunsets by a couple of three years, at one level, Puneet’s doing a, dancing the jig of joy, right, ‘cause he’s like, “Well, let me get my higher 2G, 3G ARPU revenue for a while longer, right?” You know, it’s a good thing I guess, right? I mean, I’m one of those guys where I, I, I actually don’t play today’s game in tomorrow’s game, right? I wanna, I wanna do the right thing for the customer.

Romil Bahl (01:14:15):

For three years plus since I got here, we’ve been telling our customers to go ahead and start migrating. It’s the right thing for them to get to the lower cost LTE world even though it costs me revenue. But that’s how you... That... You wanna become a trusted advisor? Give the customer good advice. Take them to where they want to take them. Don’t play a game for today and tomorrow, right?

Romil Bahl (01:14:34):

And so it, it... Again, it just doesn’t matter to us. Um, at the end of the day, what’s far more important is the customer stays with us and their future volumes grow with us.

Jean Creech Avent (01:14:45):

Yeah. Yeah, very good. Alrighty. Um, so this, uh, this... Here, here’s our next question, um, uh, about our base case. Uh, I think I heard you say the upside from the base case is primarily a greater number of existing cast customers coming in at the IoT phases rather than taking connectivity only. Is that right?

Romil Bahl (01:15:13):

Um, yeah. I mean, it’s interesting set of words. Let me, let me try and use a different set of words to say what I’m saying and use this chart to illustrate, all right? So we, we said we would do 219 this year and 238 next year. So you add that up and, with rounding, it’s closer to 456 than it is 457, right? We will comfortably beat that 456, right? This is statement number one. And therefore, we should be well on our way towards the 414 in 2025, right?

Romil Bahl (01:15:47):

Largely, largely, largely, the 414 in 2025 is comprised of these first two green box. The fact that our existing customer base is growing at 20% a year, and that’s the 20 minus 6%, 14% connectivity [kegger 01:16:03] that Puneet talks about, which I hope to be better than 14%. I think that’s conservative. But that’s largely that existing customer volume growth and selling existing customers, um, more of our services that cross sell opportunity [inaudible 01:16:19].

Romil Bahl (01:16:20):

Those two things should largely get us to the base case. If we start to get new services and new customers, now there’s upsell. And we think about new services and new customers not in a, if, you know, kind of vague kinda way, in a very deterministic way, right? We wanna focus on the most frequent problem areas in our focus industries and use cases and build pre-configured, high-profit-in-the-future solutions. That’s the first of the two new green bars. And we wanna get better and better at our data opportunity and the edge opportunity.

Romil Bahl (01:16:58):

And if we can do those two things successfully, we think the base case starts to get better, even organic. That gets you to 600 and something million dollars organically. And then, you know, how much, how much M&A do you wanna add on to that? It’s... I don’t know. Is it 200, is it 300, is it 400, it just depends on how much M&A we can do responsibly and creatively for the right reasons. Um, and that’s what gets you to the, to the billion dollars.

Jean Creech Avent (01:17:28):

Alrighty. Thank you, very good. Um, another question came in about slide 30. You know, really trying to understand, you know, the, the revenue headwinds. So the, um, the, uh, person asking the question, you know, said you did a great job breaking out the, the one-time churn impact. Um, but can you do the same with respect to the one-time ARPU impact? Um, was that a 10-million one-time hit to FY21 revenue?

Romil Bahl (01:18:01):

Yeah. Um, um, great question and I’m gonna let Puneet come on and, uh, say whatever he’s comfortable saying about the ARPU effect. And we could have layered that in here as well, you know, we could have had a, you know, just like one-time churn is fifteen-ish this year, five-year next year, five next year. So that one-time churning set of customers, that’s literally almost gone now. Remember, let, let me actually take this moment to really explain it, right?

Romil Bahl (01:18:28):

So 2012 and 2016, bunch of acquisitions happened, bunch of inorganic transformation and inorganic activity happened. And as a result of that, as a result, many reasons for it, but, you know, several customers decided to, to, to leave, right? When Puneet and I got here, we looked at that and we said, “Wait a second, these guys have already... They’re already leaving but there’s still revenue from them.” Um, which is this crazy dynamic in this business, right? This is why I say we’re almost, in some ways, the best of breed PaaS and SaaS.

Jean Creech Avent (01:18:55):

Yeah (laughs).

Romil Bahl (01:18:55):

In a SaaS business, if a customer says ‘you’re done,’ next year, you have no revenue from them. Right? [crosstalk 01:19:01] they migrate, right? In our business, even though the customer says, “I’m done. I’m gonna give my new business to somebody else.” For the next five and seven years, I’m still counting revenue from them.

Romil Bahl (01:19:09):

This actually makes the point of the beautiful longevity and, and recurring nature of our business is that these one-time turn customers that, that Puneet and I, we, we entrenched these in the first half of 2018 and put ‘em aside and said, “These guys are just gonna go around. We’re going to focus on our goal forward,” right?

Romil Bahl (01:19:27):

And, and, do- and by the way, that’s not exactly true ‘cause we’re winning back some of them. Some of them left and weren’t happy with what they found and as KORE is coming back, they’ve come back. And there’s all of that dynamic but just largely speaking, keep it simple, that’s what’s happening. And so that set of customers gave us 15, um, million in, uh, uh, thi- this year and will give us about five next year. Um, and so that creates sort of a $10 million, right, um, sort of headwind to go to fill next year before I can grow.

Romil Bahl (01:19:58):

And the question that’s being asked is, “Hey, Romil, you talk about a second, uh, headwind, which is that one-time ARPU effect. Is that another 10?” Right? And so you actually have to, you’re actually successfully sort of, right, competing against both of those headwinds, uh, before you’re showcasing the growth that you’re showcasing. And in connectivity alone this year, for example, we’ve done a little over 10% growth in the first half of the year despite both of those effects, right?

Romil Bahl (01:20:27):

Now, I’ve given Puneet plenty of time to think about how he wants to answer the ARPU part of this question.

Puneet Pamnani (01:20:35):

Absolutely, Romil. Uh, maybe we jump to the prior slide. And I can explain in the context of these numbers, especially so the percentage connectivity growth. So I know you’re add- alluded earlier the, you know, the natural growth rate of the businesses is 14%, right? For connectivity. But if you look at the CaaS line here, right, it says 5% in 2021, 13% in 2022, and that’s more or less entirely because of the LTE transitions effect, right?

Puneet Pamnani (01:20:58):

So, uh, well, let me actually state the numbers, right? I think it should be about a 9... We, we had budgeted when we had provided these projections way back, uh, you know, in, uh, in, in February when we had counted these projections.

Puneet Pamnani (01:21:12):

Uh, a $9 million [retract 01:21:14] in 2021, maybe about four-ish million in 2022. And when you back out and said, you know, you, you, instead 144, what if we had 144 + 9? You know, you’re closer to the add 14% number right, right there, right? Now what is happening in practice is, uh, you know, because of some of the global semiconductors shortage, many of our customers are actually transitioning to, uh, LTE a little bit slower this year. So let’s see, a little bit more revenue this year.

Puneet Pamnani (01:21:44):

And, you know, the, the, the impact will be more next year so you’re not doing more like... Instead of 9 and 4, it will 6 and $7 million. And that gives you an idea of the magnitude of the impact and I wanna reemphasize this small point is really important. You know, once you back away both LTE impacts, you know, the business in connectivity, the CaaS line that you see up top, at the top here would already be at the 13, 14% growth rate.

Jean Creech Avent (01:22:11):

Okay, very good. Um, another question came in, uh, really, you know, focused here on the, uh, um, the, the sunsets and, um, Low Power Wide Area. So, so how should we think about the impact on course growth from the 2G, 3G sunset, and many customers moving to the lower priced LPWA solutions, or potentially higher priced LTE and 5G solutions? Good question.

Romil Bahl (01:22:47):

Yeah, and I... Look, and I think we’ve actually, you know, talked about it a heck of a lot since the question was probably typed. Um, so a lot of this will be a repeat but I’m happy to summarize it back up in terms of how to think about it, right?

Romil Bahl (01:22:59):

So, um, so 2G, 3G were very expensive for IoT and end-to-end kinds of use cases. Why? Because they were consumer voice networks, right? That we were re-purposing to connect things. Not smart phones, but things. Uh, and it turns out that that’s pretty expensive, um, you know, when you’re, when you’re connecting a thing, right?

Romil Bahl (01:23:30):

Um, people are willing to pay whatever, a hundred-dollar, you know, monthly plans, but, uh, but things it’s a little bit harder to make a business case. And so the technology evolved. The network guys sat back and said, “We need a cheaper, better data-first set of networks that just makes our life easier.” And so that’s the, that’s what effectively LTE is and LPWA, which really is a subset of LTE is how I would characterize it. To me, LTE is the network of networks approach. It’s the long term and-

PART 3 OF 4 ENDS [01:24:04]

Romil Bahl (01:24:03):

LTE is the network of networks approach. It’s the longterm evolution. Right? By definition, it’s longterm. It’s not one thing. It’s not one generation. 4G, to me, is the first generation of LTE. 5G is the next. 6G will be the one after that. Et cetera, et cetera. Right? The LBWA part of LTE is built for purpose, IOT M2M in the sense that it e- enables low power devices to, right, to connect, use less energy, last even longer, be even cheaper to make the business case for IOTU. That’s the intention. Right?

Romil Bahl (01:24:41):

All of this effect of moving to LTE lower prices. Right? Whether you’re a high bandwidth there or a low bandwidth there [inaudible 01:24:49], high bandwidth or LBWA, is part of this conversation that we just had-

Jean Creech Avent (01:24:54):

Yeah.

Romil Bahl (01:24:55):

... about the [inaudible 01:24:56] change one time, the one time 2G, 3G setting. All of that is encapsulated in there. Once we get through this set of [inaudible 01:25:04], again, we’re 80 percent U.S. business, give or take. So for us, right, I mean, another year or 15 months, we’re done with a lot of this impact. There will be ... There is. We’ve been, we’ve been feeling this pain for a while. We’ve been overcoming it. But when that’s done, then we’re sort of off to races because every volume growth is, is growth of, of revenues for us, right, as opposed to there being an up and a down kind of thing.

Jean Creech Avent (01:25:32):

Yeah, a- and as you’ve said, you know, we took our medicine e- early. We saw it coming. We started working with our customers early. For the, around the transitions. All right. We had another question come in. Um, can you parse the revenue growth in terms of cohorts of spending per year? And then second, growth in customers’ application versus spend per customer?

Romil Bahl (01:25:59):

So parse revenue growth in terms of cohorts of spending per year. So I’m going to need a little bit more on that. Cohorts of spending, you mean by customer, by industry? I- I- I don’t ... I’m not sure-

Jean Creech Avent (01:26:16):

Um, will the, uh, will the, um, person who asked the question add a little bit more definition behind that? By customer per year.

Romil Bahl (01:26:26):

Okay. So here’s what I think I can say about it, and Puneet, I don’t know, maybe you’ve got something to add. I mean, the first thing I’ll just say is that from a go forward healthy customer perspective, leaving aside the one side that one time [inaudible 01:26:42] almost done anyway. Um, you know, we are growing volume at about 20 percent on average. Right? Which means if we do our jobs, keep our customers happy, be that strategic advisor, um, we should be deploying 20 percent more devices every year right there, growing our business 20 percent minus whatever ARPU effect, if there’s an ARPU effect.

Romil Bahl (01:27:06):

By the way, if ARPU starts growing at five percent, [inaudible 01:27:10] 20 minus 6 is 14, math on this page, becomes 20 plus 5, 25. Right? Just to be clear. That’s how much, you know, all the swing happens and ARPU just gets back to five. Or plus five with, with extra bandwidth. Right?

Romil Bahl (01:27:22):

So that’s one way to think about, uh, if you will, a cohort of, of customers. Right? Now let me go to the IOT solutions business. The IOT solutions business, less than 200 customers bought a second service from us. Some only bought very small, like one service. Um, you know, others obviously our largest customer buys a lot, right? What I’d like to see obviously is the number of customers, the type of target I set for the sales team this year was 300. Go get 300 customers buying more than one service. Right?

Romil Bahl (01:27:58):

You know, we’ll get close to that goal. Maybe, maybe not. Um, then we’ll get after 400, and we’ll get after 500, and we’ll just keep going. Right? And that’s the c- ... That’s really the cross sell challenge, putting a KPI on a cross selling challenge and saying, “Go get it done.” And then there’s different metrics we use. Obviously we use the anchor, you know, customer metric. Uh, we use a metric called DBNER, which is a dollar based. It’s a, it’s a version of NRR, if you will, which is how much revenue am I getting from the same set of customers from a year ago to today. And as long as that’s over 100 percent, that’s, that’s goodness. And it’s, it’s been pretty good here, because last week, orders [inaudible 01:28:39] our DBNER number.

Romil Bahl (01:28:40):

So I’m going to stop talking because I’m not entirely sure I’m getting the question as was asked. But obviously you can ask, uh, more or again.

Jean Creech Avent (01:28:49):

Yeah, yeah. Uh, so if there’s more ... If you need more, um, um, around that question, more answers around that question, just please write them in, and we’ll be happy to, to dive in a little bit more. Um, so, uh, another question, you know, once you go public, what will be the main use of the proceeds and the capital allocation?

Romil Bahl (01:29:13):

Yeah, let me go back to the last question for a second.

Jean Creech Avent (01:29:17):

Okay, sure.

Romil Bahl (01:29:17):

There’s just ... Because it occurs to me that there may be something else that’s being asked there. So remember, I talked about how we’re a very, very slow building revenue business.

Jean Creech Avent (01:29:27):

Yeah.

Romil Bahl (01:29:27):

Unless it starts out with a big solutions component, in which case, obviously the revenue adds up fast. Right? As we’ve talked about, right? Um, but if it’s a connectivity customer which is by and large the last few years what we’ve been adding. Um, you know, you can, you can close a contract and literally five and six months, you have [inaudible 01:29:53] show up, because the customer’s deploying devices, getting moving, learning from that, et cetera.

Romil Bahl (01:29:58):

We’ve got such a long tail of customers. [inaudible 01:30:00] I’m guessing is waiting the customers [inaudible 01:30:03]. Right? Or [inaudible 01:30:05] company, whatever it will be this year. I think that the point I’m making though is you have to, you have to serve those customers on a long tail, because some of them are going to turn into unicorns-

Jean Creech Avent (01:30:15):

Yeah.

Romil Bahl (01:30:15):

... and, and grow with you. Right? But typically speaking, one of the reasons we have very little new customer revenue baked into this five year model that you’re looking at is because if we sell a new customer this year, we may not have ... Any customer that we sell now, [inaudible 01:30:33] customer, we may not have any revenue from this year. It’s going to next year. And next year, they’ll be small, and the year after that, they’ll be big, and the year after that, they’ll be maybe close to the ramp of what they thought they were going to be from a three year forecast roadside standpoint. Right?

Romil Bahl (01:30:47):

So that’s an, an important aspect of this, if you will, cohort analysis question that was being asked, is that, you know, these customers will, will grow in their revenue, which typically the, the year two to year threes is when we see them start to meaningfully contribute, those that are successful and grow.

Romil Bahl (01:31:07):

Okay, sorry. Now we’re back to ... Was it, was it, um, how are we going to use the money?

Jean Creech Avent (01:31:13):

Yes, yes. Yeah, so once, once we, once we go public.

Romil Bahl (01:31:17):

Yeah, so, um, yeah. So look, so we clearly, we clearly want to use the cash to accelerate growth. Right? Um, most directly that links to MNA. But, you know, you can spend it on, uh, on organics [inaudible 01:31:36] investments as well. Right? And there’s a reason that none of us is taking a dollar off the table. None of us. No board member, no shareholder, no private equity company. Nobody is taking a dollar off the table from our proceeds. Right? 100 percent of the proceeds net of expenses for the transaction will go to br- bringing our leverage down from the ungodly number it is today to pro forma 1.7.

Romil Bahl (01:31:59):

Now, you know, um, redemptions likely will mean that we won’t be at 1.7. I don’t know what we will be at the end. But we sure would like to put the vast majority of our cash to work on, uh, on meaningful and creative investments for the company.

Jean Creech Avent (01:32:16):

All right. Very good. Um, talk about the elements and y- you’ve done this a little bit, but maybe you can expand on that. You know, um, talk about the elements that, uh, make up, you know, the KORE moat, um, especially the revenue model. Um, and I know you spent a little bit of time on that, but I’ll tell you, um, I’ve never worked in a company where you’ve got the kind of revenue visibility that KORE does. So I think that’s a very exciting part of the story and a big, very exciting part of the moat that we’ve been digging.

Romil Bahl (01:32:49):

Yeah, I mean, this, this right here is, to me, is the moat page, the cheat sheet for, for those looking for the moat. Right? Is, is, is these bullets here. And just to talk through them again, you know, again, w- w- we are starting this journey, or we started this journey three years ago with a IOT connectivity company and IOT connectivity asset.

Romil Bahl (01:33:09):

Um, it wasn’t doing all the things it promised to do in the, in the sense of the multi, multi, multi global independent connectivity proposition, which was the thesis behind which was the thesis behind which all the acquisitions we’ve done to build the KORE, the KORE that was handed, uh, to Puneet and myself, um, you know, in, in roughly 2018.

Romil Bahl (01:33:29):

Um, but we knew we could fix it. There was a post mode integration to be done. There was some platform investments to be made. All that stuff had to be done. But the, but the raw material was there. The, the, the backend carrier integrations largely were there, or at least 40 of them were there. We’ve certainly grown a few of those with some highly strategic partners we’ve added since then. Um, and we’ve now invested the $30 million, more than $30 million, into these three type of platforms. The KORE one platform, the eSIM platform, and the, uh, the KORE network. [inaudible 01:34:02] KORE network with the [inaudible 01:34:04] hypercore because it’s cloud native, uh, platform.

Romil Bahl (01:34:08):

And then, you know, the, the ... And by the way, all three of those are listed there. Um, um, a- a- a- and then on top of that, we provide services with API everything. We have a developer portal. Right? So you can build on us, you can build an application on us. All of that is software, moat, connectivity [inaudible 01:34:32].

Romil Bahl (01:34:32):

Then you add in the notion of all this industry vertical knowledge, trusted advisor, all this regulatory stuff, the fact that you can just do all of this, this unmasked breadth of solutions that you can add and services that you can add, the SaaS pools you can add. Let me just take one example here that I haven’t talked about, SecurityPro and, and, and, you know, network intelligence service. Right?

Romil Bahl (01:34:53):

And I ... One of the biggest problems in IOT that I heard in spades in my first six months, the thing I heard second most after the first one, which was, “My god, it was painful. We had to do everything ourselves. We had to recreate this and recreate that, and we had to do this and this. It was so complicated. And I’ve been in business 10 years now, and now we get it, but my god, it was painful,” which by the way gave us the idea of, “Why aren’t we making this easier? Let’s become this one-stop shop.”

Romil Bahl (01:35:19):

That was the number thing I heard from customer after customer. The number two thing I heard was, “We have such a problem with loss of control of our devices. We put these devices out there, and we lose control of them. We don’t know what’s happening. We don’t know what they’re saying. Right? I mean, we don’t know who’s got them. We don’t know if somebody’s taken the SIM card out and is, you know, sort of misbehaving with it or whatever.”

Romil Bahl (01:35:41):

And so, so to solve that problem, we launched the SecurityPro effort, and people fall off their chairs when they see the early demos, and it’s won some innovation awards out there and so forth. But basically it provides unprecedented access and visibility, I should say, at the edge device level. At that device level, at the SIM card level. Uh, it’s a fantastic tool. Right? And as you wear that onto our connectivity service and start to charge a premium for that, y- you can just see how all of these things are going to grow, on the one hand, and on the other hand, how it continues to grow our moat. Right? And just the fact that we can do all that. So anyway, so that’s, that’s the page I would point to to answer that question [inaudible 01:36:23].

Jean Creech Avent (01:36:23):

Yeah, no, that was, that was really good. Really good, thank you. All right, so we’re starting to, to, um, to, run out of, uh, run out of time. Are there are any other last questions that need to come in? And any questions that we weren’t able to get to? Um, you know, we’ll, we’ll respond. Um, any, uh, concluding comments, uh, from, uh, from you Romil, Nick, Puneet, that you all would like to address? I think it’s been a great conversation. Great questions.

Romil Bahl (01:36:56):

Yeah, no, it really has. Greatly appreciate, um, the interactivity and the questions for sure. Look, I’ll just, I’ll just, um, leave it on sort of, on this page or on this page, whichever marking page, you know, you want to pick. Um, you know, 75 billion, um, an awfully precise number. I don’t know if it will be 72 billion by 2030 or 78 billion by 2030, right? I mean ... But it’s going to be somewhere in that range. We really believe this. Right? There are some analysts that think it’s more. Right? This is the number we believe based on the triage we’ve done and across all of the analysts and marketed [inaudible 01:37:39] and so forth and we, we think we’ll have. Um, my friends in the LoRa Alliance, uh, don’t like me very much when their little green curve is a very small part of us. Right? For, for, for somebody who asked that LoRa question earlier, if you believe LoRa’s going to be more, or Satellite’s going to be more than what this green represents ... By the way, that green’s not a small number. It’s just that this 75 billion devices, right?

Jean Creech Avent (01:38:04):

Yeah.

Romil Bahl (01:38:05):

But if you think that green’s going to be more, great. Good for you. Right? I mean, I’m happy for you. At the end of the day, KORE is going to help connect us. (laughs) It ... I, I have no dog in this fight, other than doing the right thing for the customer. Right? And so whether you believe this is 75 billion, 100 billion, or 50 billion, whether you think this will take 10 years, eight years, or 12 years, the fact is we’re hurdling towards a more intelligent planet. The fact is everything wants to be connected, and we think we’ve caused ourselves out a really special place in this ecosystem, and we’re just getting started.

Romil Bahl (01:38:38):

You are not buying into KORE for this year’s numbers and next year’s numbers. You’re buying into KORE because for the next 10, 15 years, you’re going to put it in the bank and give the stock certificate to your grandkids because that’s sort of what we’re building here. Right? And we’re looking for to a hell of a decade or two ahead.

Jean Creech Avent (01:38:55):

(laughs) Absolutely. Hey, hey, listen. So we actually had a couple of more questions come in. Um, so, uh, th- the first one is, you know, really wanting to understand who we’re targeting from an MNA standpoint. You know, what areas of the business are you looking to bolster, and, uh, more revenue expansion or more partnerships? So f- so first round, MNA targets.

Romil Bahl (01:39:19):

Yeah, it was a heck of a closing speech I made, after which you-

Jean Creech Avent (01:39:21):

I know, I know, and then I came back with more questions, but these are good. We get to [crosstalk 01:39:26] a little bit more time.

Romil Bahl (01:39:26):

Just don’t ask me to do that again. [inaudible 01:39:27]

Jean Creech Avent (01:39:29):

(laughs)

Romil Bahl (01:39:30):

But, um, yeah, look. I mean, I- I- I’ll say two key vectors for acquisitions. Right? The first key vector is the industries. Remember all those exciting use cases, um, and, and industries that we talked about? I’ll just go back to that page for a second.

Jean Creech Avent (01:39:45):

Yeah.

Romil Bahl (01:39:47):

Um, you know, we’ve done an acquisition that was 80, 85 percent healthcare revenue [integron 01:39:53] that has worked out brilliantly for us. I would love to do an integron which went into largely interconnected health into every one of the industries that we’re now focused. So that’s a key vector of MNA activity. Um, if it brings us great talent, it brings us anchor customers, brings us reference type, you know, customers, credibility, uh, that’s one vector.

Romil Bahl (01:40:19):

The second vector is this vector. Right? We do not have a “it must be built here mentality about us at all.” Right? If there’s a company out there that for the last three years has been pioneering something in private networking, something in analytics, in AIOT, and sort of proves to us to be, right, in exactly in line with philosophically where we want to go and architecturally where we want to go, there’s no reason we wouldn’t go out and, and, and do an acquisition or two like that to de-risk phase three of this transformation. Right? And so those are two ways we look at MNA. We do not look at MNA to just pull growth. We do not look at it to just add customers.

Jean Creech Avent (01:41:02):

Yeah.

Romil Bahl (01:41:02):

It’s got to add capabilities. It’s got to materially move our strategy forward. It’s got to accelerate shareholder value creation, and it’s got to be accredited. And if we can check those things off, we will do MNA all day long.

Jean Creech Avent (01:41:15):

Yeah, yep, yep. All righty, um, this appears to be the last question. And it, it’s going back t- to competitors and really wanting to understand, you know, who the top three competitors are. And that actually, you know, opens up the door for a whole, um, good conversation, uh, further conversation around the competitive landscape.

Romil Bahl (01:41:35):

Um, yeah. I mean, look, again, y- you know, I- I would argue that at some level, there is no-

Jean Creech Avent (01:41:44):

Yeah.

Romil Bahl (01:41:44):

... competitor. Right? Um, but at another level, of course there’s competition and then just whatever deal we go after is competitive, we don’t often see the same competitor, which proves the point that there isn’t really comparable entity. So let me start, uh, first by just saying where are we truly, truly differentiated. We’re truly differentiated at the level of connectivity solutions [inaudible 01:42:06], at the level of one-stop shop, deploy manage skill. There is nobody using those words, and we have a three-year lead on any copy cats that will show up. Right?

Romil Bahl (01:42:17):

And they will show up. I mean, they absolutely will. In fact, one particular customer I s-, uh, a competitor or want to be competitor, uh, recently has started saying things that, that, that make me smile a little bit, because ... Anyway, look, imitation is, is, is the most sincere of, of flattery, they say, right?

Jean Creech Avent (01:42:34):

Right.

Romil Bahl (01:42:35):

We’ll take it. But equally we’ll stay paranoid and we’ll keep out-innovating and stay ahead. Right? But at that level, at connectivity solutions analytics, there isn’t a competitor. When the questions are asked the right way, when the world’s largest clinical research organization ran an RFP that just included recently that was connectivity solutions analytics, I mean, they don’t use those words. But they, they wanted [inaudible 01:43:02] a partner to come in and help them automate an IOT enabled clinical trials all over the world. Right?

Romil Bahl (01:43:09):

They came at us with everything and the kitchen sink. Guess what? We won. Many names on this page competed for that business. Many. But we won. Right? Because when it, when it’s framed that way, when we can frame, help our customers be educated to ask the question the right way. Not, “I’ve fallen in love with this device. I need somebody to connect it. Let me try the connectivity RFP,” right, that doesn’t work. And oftentimes, you’ve picked the device for the wrong reasons and all of that. Right?

Romil Bahl (01:43:39):

But when you ask it the right way and you say, “I want to just get the market. These are the things I want to do. I want to use the data for this. Now who can help me get all of this done,” right, we’re going to win way more than our fair share at that way. Now, inside any of these, sure, you can, you can lots of competitors. Right? Because there’s lot of people that are good at what they do. But let’s talk about connectivity, which is our bread and butter business, right? For 20 years, we’ve been building the leading global independent in connectivity. What does that mean?

Romil Bahl (01:44:08):

Let’s take the same clinical trial use case that I just talked about with the, with the CRO win. Let’s take a different customer. It’s a pharmaceutical company that wanted to run a clinical trial in 80 countries. They use Verizon for their U.S. offices. They’re actually based in Europe. But for their U.S. offices, they use Verizon for all of their [inaudible 01:44:27]. So they called Verizon and said, “Hey, you guys interested in this clinical trial? We need to do a trial of 80 countries the next three years.”

Romil Bahl (01:44:35):

So Verizon sort of looked around and said, “Well, we can do the U.S. part of this. What are we going to do?” Right? They called us. They introduced us to this company. We got a phone call. We told them our story. We told them our healthcare experience. We told them our clinical trial experience. They go, on that call itself, the end of that call, they wrapped up by saying, “Not only do you qualify and are you in and are we sending you our RFP, we need you to be the prime and Verizon to sub to you for their U.S. connectivity.

Romil Bahl (01:45:03):

Right? And that’s how we went in, and that’s how we won that business [inaudible 01:45:07]. Right? My point being, look, Verizon’s a fantastic company. I love what Hans is doing with that business. They’re a great partner, um, great network, but ... And by the way, I never go ... I pretty much never go head to head [inaudible 01:45:22]. Right? Why would I? I mean, if it’s a connected car, high volume, Verizon wants it, AT&T wants it, everybody’s, you know, dropping trow on the margin to win this deal, I’m not interested. I run a 60 percent gross margin business. When it’s complex as heck, when you need 17 of those connectivities, or seven of those network connectiv- connected, that’s when we shine with a global proposition that’s better than anybody even inside of the connectivity [inaudible 01:45:46]. Right?

Romil Bahl (01:45:46):

And our goal is to carve out that kind of differentiated niches in analytics and cloud platforms and we grow, and even more so in the solutions and services space than we’ve already done. Right? That’s, that’s going to be, that’s going to be when we’re cooking on, on all engines, is when we can win individual deals as a starter deal and then, and then cross sell that customer into being a bigger customer over time across the patch. And oh, by the way, for the meantime, with your help, we can educate customers to ask the questions the right ways-

Jean Creech Avent (01:46:18):

Yeah.

Romil Bahl (01:46:18):

... uh, that I think will win more than our share there.

Jean Creech Avent (01:46:21):

Yeah. Very, very good answers. An- an- and really a good summary, too. The second summary. (laughs) If you will for, for the KORE, um, public investor day. Um, any other follow ups or, or wrap ups, Nick, Puneet, that you all would like to contribute as we come to the, the close?

Nicholas Robinson (01:46:45):

Yeah, look maybe I’ll, uh, actually, no, I’ll, um, you know, just in, just in summary, um, you know, we, we hope that, um, that there’s some folks on the call that will join us, you know, on this journey together. You know, just to reiterate, um, you know, Cerberus couldn’t be more excited about this, about this opportunity. Um, you know, I’ve heard Tim Donahue, the legend, say that, you know, Romil reminds him a lot of himself, uh, back in the, the, uh, the early Nextel days. Um, you know, Tim Donahue’s going to be heavily involved here, as are numerous other of, of our folks that, uh, that you saw in our original IPO road show.

Nicholas Robinson (01:47:28):

And I just, uh, you know, want to make it very clear that our whole institution is very committed to this. Um, we’re going to be in this for the long haul. Um, you know, um, you know, we view this strategy of investing in, you know, critical technologies like KORE, disruptive technologies like KORE, um, as the utmost importance not only for our own investors but for the country. Um, and we couldn’t be more happy and thrilled and excited about the opportunity here, uh, and we look forward to really, um, throwing everything that Cerberus has throughout our whole platform behind this thing and doing everything in our power to really help, uh, this company further accelerate when it’s already begun to see some really nice accelerating growth.

Nicholas Robinson (01:48:11):

So, uh, we’ll stand behind this thing. It’s very important from the top, um, throughout the whole institution. Um, really, really excited to, uh, to get this company public, uh, and really watch it to, uh, you know, spread its wings and fly. So thank you for your time today.

Jean Creech Avent (01:48:30):

Thank you, everyone. Thank you, Nick.

Puneet Pamnani (01:48:32):

Nothing to add from my side, here.

Romil Bahl (01:48:34):

[inaudible 01:48:34] Thank you.

Jean Creech Avent (01:48:36):

All right. Thank you very much everybody. Um, we appreciate you joining us today. Bye bye.

Romil Bahl (01:48:40):

Bye.

PART 4 OF 4 ENDS [01:48:41]

Important Information and Where to Find It

This communication references the proposed merger transaction announced previously involving CTAC and KORE. CTAC and King Pubco, Inc. (“Pubco”) filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of CTAC and a prospectus of Pubco, and CTAC will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of CTAC, seeking required stockholder approval. Before making any voting or investment decision, investors and security holders of CTAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CTAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CTAC with the SEC may be obtained free of charge from CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.

This communication, similar to the previous announcement, does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

CTAC, KORE and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CTAC, in favor of the approval of the merger. Information regarding CTAC’s and KORE’s directors and executive officers and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of CTAC or KORE’s management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and/or KORE. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; risks related to the rollout of KORE’s business and the timing of expected business milestones; changes in the assumptions underlying KORE’s expectations regarding its future business; the effects of competition on KORE’s future business; and the outcome of judicial proceedings to which KORE is, or may become a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KORE presently does not know or that KORE currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect KORE’s expectations, plans or forecasts of future events and views as of the date of this communication. KORE and CTAC anticipate that subsequent events and developments will cause these assessments to change. However, while KORE and/or CTAC may elect to update these forward-looking statements at some point in the future, each of KORE and CTAC specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing KORE’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.